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                                                                    EXHIBIT 99.1

[CENTERPULSE LOGO]

NEWS    NEWS    NEWS    NEWS
                                                                Centerpulse Ltd.
                                                               Andreasstrasse 15
                                                                  CH-8050 Zurich

                                                         Phone +41 (0) 306 96 96
                                                           Fax +41 (0) 306 96 97
                                                             www.centerpulse.com


        MEDIA RELEASE
Date    May 31, 2002
Page    1/2

CENTERPULSE APPROVES SETTLEMENT WITH MINIMAL NUMBER
OF OPT OUTS

ZURICH/CLEVELAND, OHIO, MAY 31, 2002 - THE CLASS-ACTION LITIGATION SURROUNDING DEFECTIVE HIP AND KNEE IMPLANTS PRODUCED BY SULZER ORTHOPEDICS OF AUSTIN, TEXAS HAS BEEN CONCLUDED. THE BOARD OF DIRECTORS OF CENTERPULSE (THE FORMER SULZER MEDICA) LAST NIGHT UNANIMOUSLY APPROVED THE PROPOSAL OF THE COMPANY'S EXECUTIVE COMMITTEE TO SUPPORT THE SETTLEMENT AGREEMENT. THE MINIMAL NUMBER OF 87 OPEN CASES WILL NOW ALLOW THE 3530 PATIENTS WHO WENT THROUGH REVISION SURGERY AFTER RECEIVING AN AFFECTED HIP OR KNEE IMPLANT, TO BE COMPENSATED AN AVERAGE OF USD 200,000. COMPENSATION PAYMENTS WILL BE MADE OVER THE COMING SIX-TO-18 MONTHS. COSTS FOR REVISION SURGERIES AS WELL AS LEGAL FEES ARE INCLUDED IN THE COMPENSATION AMOUNT. THE CLASS ACTION SETTLEMENT AGREEMENT WILL COST THE COMPANY A TOTAL OF USD 725 MILLION, FOR WHICH CORRESPONDING PROVISIONS WERE MADE IN 2000 AND 2001.

Federal Court Judge Kathleen O'Malley was informed of the decision of Centerpulse's Board. This decision concludes a year-long effort of substantial work and negotiation from all involved parties. "We have achieved our stated goal of fairly and quickly compensating patients while protecting and further developing the business activities of our company," summarized Centerpulse Chairman Max Link.

The cases of the 87 patients who elected to opt out of the settlement were individually analyzed. Patients undergoing revision surgery, who represent the highest claimant category, are 16 in number. There are also 71 opt outs in the category of patients who did not undergo revision surgery, or those patients who have no legal basis for making a claim. The opt out claims will be resolved through the judicial process or, if appropriate, through individual out-of-court settlements. It is Centerpulse's intention to aggressively defend the opt out claims. The three cases tried in Corpus Christi, Texas, have been settled at a level substantially below that decided by the jury.

The total cost to Centerpulse of the settlement will amount to USD 725 million. Financing will consist of a payment of USD 425 million cash and an additional USD 300 million drawn from Callable Convertible Instruments. Necessary provisions have already been taken by Centerpulse and the company's profit-and-loss statement will not be further influenced.


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[CENTERPULSE LOGO]

NEWS    NEWS    NEWS    NEWS

        MEDIA RELEASE
Date    May 31, 2002
Page    2/2


Gabor-Paul Ondo, the Chief Risk Officer of Centerpulse, stated: "Together with American attorney Richard Scruggs we were able to conclude a path breaking settlement in the sector of U.S. product liability."

Stephan Rietiker, CEO of Centerpulse, believes that the conclusion of the settlement with a minimal opt-out rate is a significant milestone for the company. "We have invested a great deal of strength and energy in seeking a way to conclude this case while trying to move forward with our core business. Now we can devote all of our strengths to the company's operations, and lead Centerpulse and its various divisions into a successful future. The management and all our staff around the world have done a tremendous job over the last 12 months, a fact I am very proud of."

THE SAFE HARBOR STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT 1995

This report contains forward-looking statements including, but not limited to, projections of future performance of materials and products, financial conditions, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company's Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statement made herein.

MEDIA INQUIRIES:
Centerpulse Corporate Communications
Beatrice Tschanz
Mobile + 41 (0)79 407 08 78
Phone +41 (0)1 306 96 46
Fax +41 (0)1 306 96 51
E-mail: press-relations@sulzermedica.com

INVESTOR RELATIONS:
Anja Stubenrauch
Phone +41(0)1 306 98 25
Fax +41(0)1 306 98 31
E-mail: investor-relations@sulzermedica.com

(Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)

THIS NEWS RELEASE IS AVAILABLE ON THE INTERNET AT:
www.centerpulse.com (sulzermedica.com).
THE COMPANY'S QUARTERLY REPORT IS AVAILABLE UNDER:
www.centerpulse.com (www.sulzermedica.com) "Investors/Financial reports"